Exhibit 99.1

News Release

Orla Mining Reports Second Quarter 2025 Financial Results

VANCOUVER, BC, Aug. 11, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the second quarter ended June 30, 2025.

(All amounts expressed in U.S. dollars unless otherwise stated)

Second Quarter 2025 Summary

•	Record quarterly gold production of 77,811 ounces and total quarterly gold sold of 78,911 ounces (pre-released).
•	Second quarter all-in sustaining cost[1] ("AISC") was $1,421 per ounce of gold sold. Year to date AISC was $1,260 per ounce of gold sold.
•	Net income for the second quarter was $48.2 million or $0.15 per share
•	Adjusted earnings[1] for the second quarter were $64.2 million or $0.20 per share.
•	Cash flow from operating activities before changes in non-cash working capital during the second quarter was $102.7 million.
•	Exploration and project expenditure[1] was $32.3 million during the quarter, of which $22.9 million was capitalized and $9.4 million was expensed.
•	The Company experienced a pit wall event at Camino Rojo on July 23rd. The mine has started the work on the action plan, including a 50-80 metre pushback of the north wall with a redesigned slope and continuous monitoring. As a result of the operational pause and mining resequencing at Camino Rojo, Orla updated annual consolidated guidance to 265,000 to 285,000 ounces of gold production and AISC of $1,350 to $1,550 per ounces of gold produced.
•	The Company ended the period with $215.4 million in cash and $420.0 million in debt after paying $30.0 million towards its revolving credit facility during the quarter.

"The second quarter marked another record production period for Orla, supported by strong contributions from Musselwhite. However, the pit wall event at Camino Rojo on July 23rd was an operational setback. Thanks to proactive geotechnical monitoring systems, no injuries occurred, and no equipment was damaged. While the temporary suspension of in-pit operations poses a short-term challenge for what has otherwise been a consistently strong-performing mine, the benefits of Orla's diversified production base are clear."

- Jason Simpson, President and Chief Executive Officer of Orla

_____________________________________
[1]	Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.

Financial and Operations Update

Table 1: Financial and Operating Highlights
Operating		Q2 2025	YTD 2025
Consolidated
Total Gold Produced	oz	77,811	125,570
Total Gold Sold	oz	78,911	125,267
Average Realized Gold Price[2]	$/oz	$ 3,251	$ 3,127

Cash Cost per Ounce[2,3]	$/oz	$ 1,065	$ 934
All-in Sustaining Cost per Ounce[2,3]	$/oz	$ 1,421	$ 1,260

Camino Rojo, Mexico
Ore Stacked	tonnes	2,608,589	4,281,415
Stacked Ore Gold Grade	g/t	0.57	0.66
Gold Produced	oz	25,145	55,118
Gold Sold	oz	26,591	57,103

Musselwhite, Canada[1]
Ore Milled	tonnes	294,568	398,855
Milled Ore Gold Head Grade	g/t	5.52	5.52
Gold Produced	oz	52,666	70,452
Gold Sold	oz	52,318	68,163

Financial
Revenue	$m	$ 263.7	$ 404.4
Cost of Sales - Operating Cost	$m	$ 85.6	$ 106.6
Net Income (Loss)	$m	$ 48.2	$ (21.6)
Adjusted Earnings[2]	$m	$ 64.2	$ 102.8
Earnings per Share - basic	$/sh	$ 0.15	$ (0.07)
Adjusted Earnings per Share - basic[2]	$/sh	$ 0.20	$ 0.32

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$ 102.7	$ 503.9
Free Cash Flow[2]	$m	$ 64.2	$ (339.9)

Financial Position		Jun 30, 2025	Dec 31, 2024
Cash and Cash Equivalents	$m	$ 215.4	$ 160.8
Net Cash (Debt)[2]	$m	$ (204.6)	$ 160.8
[1]	Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures (excluding cash cost and AISC) are provided from March 1, 2025 onwards.
[2]	Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release.
[3]	Cash cost and AISC on a year-to-date basis for 2025 include the impact of the Musselwhite Mine as of April 1, 2025 onwards. Refer to "Non-GAAP Measures" for further discussion.

Second Quarter 2025 Consolidated Summary

Gold produced during the quarter totaled 77,811 ounces, with contributions from the Camino Rojo Oxide Mine and the Musselwhite Mine. This period represented the first full quarter of contribution from Musselwhite, resulting in a quarterly record for production for the Company.

Gold sold during the quarter totalled 78,911 ounces, also a quarterly record. Consolidated cash costs and AISC totaled $1,065 and $1,421 per ounce of gold sold, respectively.

Camino Rojo Operations Summary

The Camino Rojo Oxide Gold Mine produced 25,145 ounces of gold in the second quarter of 2025, in-line with plan.

During the quarter, Camino Rojo mined nearly 2.0 million tonnes of ore and 2.6 million tonnes of waste, for an implied strip ratio of 1.33. A total of 1.7 million tonnes of ore were stacked at an average grade of 0.71 g/t gold equating to an average daily stacking rate of approximately 18.5 thousand tonnes. In addition, 0.9 million tonnes of low-grade ore were rehandled and placed on the leach pad, at an average grade of 0.32 g/t gold. In total, 2.6 million tonnes of ore at an average grade of 0.57 g/t gold were placed on the heap leach pad during the quarter.

Gold sold during the second quarter 2025 totaled 26,591 ounces and sustaining capital during the second quarter of 2025 totaled $0.5 million.

On July 23rd, Camino Rojo experienced an uncontrolled material movement on the north wall, resulting in no injuries or equipment damage. Work has started on the action plan, including a 50-80 metre pushback of the north wall with a redesigned slope and continuous monitoring. Approximately 9.0 million tonnes of predominantly oxidized material (strip ratio 1:0.9, average grade 0.74 g/t Au) is planned to be removed and stacked on the heap leach. No material was lost or sterilized; the update to 2025 guidance reflects a deferral of production based on grade and recovery mix. See "2025 Guidance Update" below for details.

Musselwhite

During the quarter, Musselwhite mined 303,000 tonnes of ore and milled 295,000 tonnes at a mill head grade of 5.52 g/t gold. Gold recovery rates of 96.5% resulted in gold production of 52,666 ounces. Gold sold during the quarter was 52,318 ounces.

Lateral development metres in the quarter totalled 2,746 metres.  Lateral development is to access mining horizons for existing reserves and to provide additional drill platforms to support the underground exploration drill program to grow reserves, resources, and mineral inventories.

Sustaining capex was $18.4 millions, mostly driven by underground development and PQ Deep Extension.

Project and Exploration Summary

The key project highlight of the quarter was the release of the initial underground Mineral Resource estimate at Camino Rojo on June 5, 2025. The Mineral Resource estimate will support future technical studies, engineering evaluations, and permitting preparations as the project advances.

During the quarter, exploration focused on drilling activities at Camino Rojo in Mexico, the South Carlin Complex (including the South Railroad Project) in Nevada, and Musselwhite in Canada. For the second quarter, a total of 23,248 metres were drilled, with 7,575 metres in Mexico, 4,686 metres in Nevada and 10,987 metres at Musslewhite. Project development activities during the period focused on advancing permitting efforts for the South Railroad Project in Nevada and progressing the potential underground development at Camino Rojo.

Camino Rojo, Mexico:

During the quarter, the Company released an initial underground Mineral Resource estimate for the Camino Rojo deposit, incorporating mineralization hosted in the Camino Rojo Sulphides and extending into the underlying Zone 22. As a reminder Zone 22 represents the vertical and down plunge continuation of the Camino Rojo sulphide mineralization. A supporting technical report was released in July. Summary highlights of the initial resource:

	Measured			Indicated			Measured & Indicated			Inferred
	kt	g/t / %	koz / Mlbs	kt	g/t / %	koz / Mlbs	kt	g/t / %	koz / Mlbs	kt	g/t / %	koz / Mlbs
Gold	7	1.95	0	50,079	2.45	3,949	50,086	2.45	3,950	5,576	2.21	396
Silver		31.5	7		10.6	17,048		10.6	17,055		10.9	1,949
Zinc		-	-		0.25	278		0.25	278		0.21	26
Gold Equiv.		2.11	1		2.58	4,156		2.58	4,156		2.33	418
See Appendix 1 to this news release and the Company's news release dated June 5, 2025 for additional information (Orla Mining Delivers Initial Underground Mineral Resource for Camino Rojo in Mexico, Paving the Way for Future Development Planning).
•	Zone 22 accounts for only 7% (0.29 Moz AuEq) of the current underground Indicated Mineral Resource and 19% (0.08 Moz AuEq) of the current underground Inferred Mineral Resource. Drilling is ongoing and 2025 results will inform future updates.
•	Recovery model supported by ongoing metallurgical work and the mineral resource is divided into three spatially distinct zones, each with specific processing options for the Caracol-hosted mineralization:
•	Heap leaching (3%),
•	Flotation by cyanidation (CIL) (25%),
•	Flotation followed by pressure oxidation ("POX") as a pre-treatment prior to cyanidation (CIL with POX) (72%).
•	Initial metallurgical testing indicates that material from Zone 22 is amenable to both cyanide leaching and flotation.
•	Development strategy focuses on advancing the underground resource through:
•	Continued drilling
•	Exploration drift design
•	Flowsheet optimization
•	Metallurgical and engineering studies
•	Permitting activities

The Company continued the infill drill campaign at Zone 22, the extension of the Camino Rojo Sulphides. The 15,000-metre drill program was completed in late July 2025. An additional 5,000 metres are planned in 2025 at Zone 22 for infill and expansion along the down-plunge. Results from these drill programs are expected to enhance the Zone 22 resource, which was included in the recently released Camino Rojo Mineral Resource update, as discussed above. A drill campaign to test regional targets started in mid-April, with 1,722 metres drilled in the second quarter. Please see Company's news release dated August 7,  2025, for additional information (Orla Mining Reports New Drill Results from Zone 22 at Camino Rojo, Mexico - High grade intersections outside current resource panels enhances potential).

South Railroad Project & South Carlin Complex, Nevada:

The South Railroad Project is currently advancing under the guidance of the US Bureau of Land Management (BLM) in accordance with the National Environmental Policy Act (NEPA) for permitting.

Orla continues to engage with local, state and federal stakeholders to sustain momentum in the permitting process. The Notice of Intent (NOI) is expected to be published in the coming weeks (Q3) with the Company targeting a Record of Decision (final permitting decision) approximately 12 months thereafter. Following this approval, construction on the South Railroad Project would commence, with first gold production targeted for 2028.

Orla's 2025 exploration program at the South Carlin Complex is focused on increasing resources at Dark Star, Pinion and satellite deposits, as well as discovering new zones of mineralization. Drilling activities resumed in May at the new Spike target - located south of Pod-Sweet Hollow, as well as at the North Bullion target area. In June, the Dark Star and Bowl drill programs were initiated. Exploration activities are expected to continue through the end of 2025.

Musselwhite, Ontario:

At Musselwhite, the exploration objective is to define a critical mass of additional reserves and resources to support expansion of the operation and significantly extend the mine life.  In the second quarter, underground exploration drilling progressed with three rigs, completing 7,413 metres. The deep directional surface program aimed at confirming the down-plunge extension of the mine trend began in late May with one drill rig. By early June, three rigs were operational, collectively completing 2,757 metres of drilling in the second quarter. The deep directional target zones are expected to be reached in the third quarter. Additionally, the near-mine surface program focused on identifying shallow mineralization as potential open pit mill feed started in June, with 817 metres drilled in the quarter. All exploration drilling programs will continue through the year.

2025 Guidance Update

Since the pit wall event on July 23, Camino Rojo has continued to crush and stack stockpiled material at a rate of approximately 20,000 tonnes per day (in addition to 20,000 tonnes per day being truck stacked), to mitigate the short-term impact on production. Based on the current action plan and Camino Rojo's updated pit sequencing, Orla's annual production, cash costs, and AISC guidance has been updated and is shown below.

Consolidated		Initial Guidance	Revised Guidance
Gold Production
Camino Rojo		110 - 120	95 - 105
Musselwhite		170 - 180	170 - 180
Total Gold Production	Koz	280 - 300	265 - 285

Total Cash Cost[1] (net of by-product)
Camino Rojo		$625 - $725	$800 - $900
Musselwhite - April to December		$1,000 - $1,200	$1,000 - $1,200
Total Cash Cost (Net of by-product)[1]	$/oz sold	$850 - $1,050	$900 - $1,100

AISC[1] - Consolidated
Camino Rojo		$700 - $800	$850 - $950
Musselwhite - April to December		$1,550 - $1,750	$1,550 - $1,750
AISC[1]	$/oz sold	$1,300 - $1,500	$1,350 - $1,550
1	Cash cost and AISC include 9 months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash costs and AISC are non-GAAP measures. Please refer to the Non-GAAP section of this news release for further detail.

Financial Statements

Orla's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the quarter ended June 30, 2025, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Second Quarter 2025 Conference Call

Orla will host a conference call on Tuesday, August 12, 2025, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2025:

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (800) 715-9871
USA / International Toll:	+1 (646) 307-1963
Canada - Toronto:	+1 (647) 932-3411
Canada - Toll-Free:	+1 (800) 715-9871
Conference ID:	3544393

Webcast:	https://orlamining.com/investors/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP").  These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers.  Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q2 2024	Q2 2024	YTD Q2 2024	YTD Q2 2024
Revenue	$ 263,747	$ 84,570	$ 404,417	$ 151,848
Silver sales	(7,207)	(3,256)	(12,740)	(4,566)
Gold sales	256,540	81,314	391,677	147,282
Ounces of gold sold	78,909	34,875	125,266	66,921
AVERAGE REALIZED GOLD PRICE	$ 3,251	$ 2,332	$ 3,127	$ 2,201

NET CASH (NET DEBT)

Net cash (net debt) is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	June 30, 2025	Dec 31, 2024
Cash and cash equivalents	$ 215,448	$ 160,849
Less: Long term debt	(420,000)	-
NET CASH	$ (204,552)	$ 160,849

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

	Q2 2025	Q2 2024	YTD Q2 2025	YTD Q2 2024
Net income (loss) for the period	$ 48,212	$ 24,265	$ (21,620)	$ 41,750
Change in fair values of financial instruments	3,000	-	83,725	-
Unrealized foreign exchange	2,167	(1,520)	4,732	(2,431)
One-time Musselwhite acquisition costs	1,699	-	11,914	-
Increased costs from inventory fair value adjustment	744	-	10,513	-
Share based compensation related to PSUs	532	167	2,628	291
Accretion of deferred revenue	7,828	122	10,878	244
ADJUSTED EARNINGS	$ 64,182	$ 23,034	$ 102,770	$ 39,854

Millions of shares outstanding - basic	324.9	318.0	371.1	316.6
Adjusted earnings per share - basic	$ 0.20	$ 0.07	$ 0.32	$ 0.13

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase.  Our accounting policy is to expense these exploration costs.  To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income for each period are exploration costs which were expensed, as follows:

	Q2 2024	Q2 2024	YTD Q2 2024	YTD Q2 2024
Exploration & evaluation expense	$ 9,412	$ 6,649	$ 18,291	$ 11,393

FREE CASH FLOW

Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

Included within the figures for Q1 2025 are $798,504,000 for the acquisition of Musselwhite Mine.

	Q2 2025	Q2 2024	YTD Q2 2025	YTD Q2 2024
Cash flow from operating activities	$ 94,822	$ 48,969	$ 506,287	$ 77,119
Cash flow from investing activities	(30,632)	(4,906)	(846,181)	(9,130)
FREE CASH FLOW	$ 64,190	$ 44,063	$ (339,894)	$ 67,989

Millions of shares outstanding - basic	324.9	318.0	323.6	316.6
Free cash flow per share - basic	$ 0.20	$ 0.14	$ (1.05)	$ 0.21

CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold.  All-in Sustaining Cost is intended to reflect all the expenditures that are required to produce an ounce of gold from operations.  While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance.

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Accordingly, Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one-month period ended March 31, 2025.  The tables below exclude the costs of, and gold sales of, Musselwhite Mine for the period March 1 to March 31, 2025. Consequently, the year-to-date numbers presented in the table below have been adjusted to reflect Musselwhite's contribution as of April 1, 2025.

	Three months ended June 30, 2025				Six months ended June 30, 2025
CASH COST	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
Cost of sales - operating costs	$ 21,600	$ 63,979	$ -	$ 85,579	$ 42,583	$ 63,979	$ -	$ 106,562
Inventory valuation adjustment at acquisition	-	(744)	-	(744)	-	(744)	-	(744)
Cost of sales - royalties	2,823	3,577	-	6,400	5,588	3,577	-	9,165
Silver sales	(6,943)	(264)	-	(7,207)	(12,476)	(264)	-	(12,740)
CASH COST	$ 17,480	$ 66,548	$ -	$ 84,028	$ 35,695	$ 66,548	$ -	$ 102,243

Ounces sold	26,591	52,318	n/a	78,909	57,103	52,318	n/a	109,421
Cash cost per ounce sold	$ 657	$ 1,272	$ n/a	$ 1,065	$ 625	$ 1,272	$ n/a	$ 934

	Three months ended June 30, 2025				Six months ended June 30, 2025
ALL-IN SUSTAINING COST	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
Cash cost, as above	$ 17,480	$ 66,548	$ -	$ 84,028	$ 35,695	$ 66,548	$ -	$ 102,243
Office and administration	-	-	6,202	6,202	-	-	11,789	11,789
Share based payments (excl PSUs)	33	355	592	980	63	355	1,685	2,103
Accretion of site closure provisions	140	786	-	926	260	786	-	1,046
Amortization of site closure provisions	19	661	-	680	169	661	-	830
Sustaining capital	519	889	-	1,408	969	889	-	1,858
Sustaining capitalized exploration and development expenses	-	17,552	-	17,552	-	17,552	-	17,552
Lease payments	165	194	-	359	303	194	-	497
ALL-IN SUSTAINING COST	$ 18,356	$ 86,895	$ 6,794	$ 112,135	$ 37,459	$ 86,895	$ 13,474	$ 137,918

Ounces sold	26,591	52,318	n/a	78,909	57,103	52,318	n/a	109,421
All-in sustaining cost per ounce sold	$ 690	$ 1,663	$ n/a	$ 1,421	$ 656	$ 1,663	$ n/a	$ 1,260

(note, the tables above exclude costs and gold sales for Musselwhite Mine for the period March 1 to March 31, 2025)

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development.  Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q2 2025	Q2 2024	YTD Q2 2025	YTD Q2 2024
Exploration and evaluation expense	$ 9,412	$ 6,649	$ 18,291	$ 11,393
Expenditures on mineral properties capitalized	22,851	3,103	29,783	6,979
EXPLORATION AND PROJECT DEVELOPMENT	$ 32,263	$ 9,752	$ 48,074	$ 18,372

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the impact of the pit wall event on the Company's operations; the Company's estimates of material to be removed from the north wall of the pit, including the strip ratio, expected grade, the stacking of such material on the heap leach over the coming months, tonnage, and the extent of the pushback; the Company's revised 2025 guidance, including production and AISC; the Company's exploration programs, including timing, expenditures, and the goals and results thereof; the timing of permitting, construction, and production at South Railroad; the initial mineral resource estimate for Camino Rojo; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the impact of the pit wall event on Camino Rojo; the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system (MJDS), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix: Camino Rojo Underground Mineral Resource Estimate

Table 1: Camino Rojo Underground Mineral Resource Estimate:

Descriptions		Measured			Indicated			Measured & Indicated			Inferred
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
GOLD (Au)	Heap leach	7	1.95	0	1,704	2.90	159	1,711	2.90	159	214	2.29	16
	CIL	-	-	-	12,475	2.07	832	12,475	2.07	832	2,549	1.81	148
	FLOT/POX/CIL	-	-	-	35,900	2.56	2,958	35,900	2.56	2,958	2,813	2.57	232
	Total - Gold	7	1.95	0	50,079	2.45	3,949	50,086	2.45	3,950	5,576	2.21	396
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
SILVER (Ag)	Heap leach	7	31.5	7	1,704	13.2	722	1,711	13.3	729	214	15.1	104
	CIL	-	-	-	12,475	8.7	3,480	12,475	8.7	3,480	2,549	10.2	835
	FLOT/POX/CIL	-	-	-	35,900	11.1	12,847	35,900	11.1	12,847	2,813	11.2	1,010
	Total - Silver	7	31.5	7	50,079	10.6	17,048	50,086	10.6	17,055	5,576	10.9	1,949
		kt	%	Mlb	kt	%	Mlb	kt	%	Mlb	kt	%	Mlb
ZINC (Zn)	Heap leach	-	-	-	-	-	-	-	-	-	-	-	-
	CIL	-	-	-	-	-	-	-	-	-	-	-	-
	FLOT/POX/CIL	-	-	-	35,900	0.35	278	35,900	0.35	278	2,813	0.42	26
	Total - Zinc	0	0	0	35,900	0.35	278	35,900	0.35	278	2,813	0.42	26
		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
AUEQ (Au)	Heap leach	7	2.11	1	1,704	3.03	166	1,711	3.03	166	214	2.44	17
	CIL	-	-	-	12,475	2.11	848	12,475	2.11	848	2,549	1.85	152
	FLOT/POX/CIL	-	-	-	35,900	2.72	3,142	35,900	2.72	3,142	2,813	2.75	249
	Total - AUEQ	7	2.11	1	50,079	2.58	4,156	50,086	2.58	4,156	5,576	2.33	418
		kt	g/t	koz/Mlb	kt	g/t or %	koz/Mlb	kt	g/t or %	koz/Mlb	kt	g/t or %	koz/Mlb
TOTALS	Au	7	1.95	0	50,079	2.45	3,949	50,086	2.45	3,950	5,576	2.21	396
	Ag		31.5	7		10.6	17,048		10.6	17,055		10.9	1,949
	Zn		-	-		0.25	278		0.25	278		0.21	26
	AuEq		2.11	1		2.58	4,156		2.58	4,156		2.33	418

Mineral Resources Notes:

1.	CIM (2014) definitions were followed for Mineral Resources. The mineral resource estimate for Camino Rojo has an effective date of March 31, 2025.
2.	The Qualified Person responsible for the mineral resource estimate is Marie-Christine Gosselin, P.Geo., Senior Resource Geologist of SLR Consulting (Canada) Ltd.
3.	Mineral resources are estimated using a long-term price of US$2,300 /oz gold, US$1.25 /lb zinc and US$29 /oz silver and the following smelter terms: for oxide 99.9% payable Au and 98% payable Ag, and for sulphide 95% payable Au, 90% payable Ag and 95% payable Zn. Offsite costs (refining, transport and insurance) of US$145 /wmt transportation and US$230 /dmt treatment; a 2.5% NSR royalty.
4.	Metallurgical recoveries vary according to geometallurgical domains from heap leach, CIL, and flotation CIL with POX and are either constant or formula based. Heap leach recoveries range from 40% to 70% for gold and from 11% to 34% for silver. For CIL and CIL with POX, gold and silver recoveries are calculated using grade dependent formulae. The underground CIL mean recovery is 92% for gold and 36% for silver. The underground CIL with POX mean recovery is 85% for gold and 41% for silver. Zinc recovery by flotation is 80%.
5.	Mineral Resources are estimated in underground resource panels using NSR cut-off grades of 59.02 US$/t for leach material, 68.73 US$/t for CIL material, and 76.23 US$/t for CIL w/POX material. Underground resource panels have a minimum width of 2m.
6.	The NSR for heap leach material is calculated with the following formula: NSR ($/t) = US$71.98 x Au recovery x Au grade + US$0.84 x Ag recovery x Ag grade (g/t). The NSR for CIL material is calculated with the following formula: NSR ($/t) = US$68.34 x Au recovery x Au grade (g/t) + US$0.73 x Ag recovery x Ag grade (g/t). The NSR for CIL w/POX material is calculated with the following formula: NSR ($/t) = US$68.34 x Au recovery x Au grade (g/t) + US$0.73 x Ag recovery x Ag grade (g/T) + US$0.00146 x Zn recovery x Zn grade (ppm).
7.	The gold equivalent (AuEq) for heap leach material is calculated with the following formula: Au grade (g/t) + (US$0.84 x Ag recovery x Ag grade (g/t)) /(US$71.98 x Au recovery). The AuEq for CIL material is calculated with the following formula: Au grade (g/t) + (US$0.73 x Ag recovery x Ag grade (g/t)) / (US$68.34 x Au recovery). The AuEq for CIL w/POX material is calculated with the following formula: Au grade (g/t) + (US$0.73 x Ag recovery x Ag grade (g/t)) / (US$68.34 x Au recovery) + (US$0.00146 x Zn recovery x Zn grade (ppm)) / (US$68.34 x Au recovery).
8.	Numbers may not add due to rounding.

The Mineral Resource estimate includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The following factors, among others, could affect the mineral resource estimate: commodity price and exchange rate assumptions, pit slope angles, assumptions used in generating the resource pit shell and underground resource panels, including metal recoveries, and mining and process cost assumptions.

SOURCE Orla Mining Ltd.

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For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development; www.orlamining.com; investor@orlamining.com

CO: Orla Mining Ltd.

CNW 20:58e 11-AUG-25